Exhibit 4.5

Article XIII of the Plan was amended, effective April 13, 2006, and now reads as follows:

XIII. Ford Stock Fund, Common Stock Index Fund, Bond Index Fund, Interest Income Fund, and Mutual Funds

1.   Ford Stock Fund

The Trustee shall establish and administer the Ford Stock Fund in accordance with the following:

(a) Investment Standard.

It is the Company's intent that to the fullest extent permitted by ERISA, that the Ford Stock Fund be a permanent feature of the Plan, that it shall qualify as an employee stock ownership plan under Section 407(d)(6) of ERISA and Code Section 4975(e)(7) and that the Ford Stock Fund should be, and should continue to be invested exclusively in Company Stock (except to the limited extent described in Paragraph 13.1(b) below as to the liquidity component to support daily activity) without regard to (i) the diversification of assets, (ii) the risk profile of investments in Company Stock, (iii) the amount of income provided by Company Stock or (iv) the fluctuation in the fair market value of Company Stock). The Ford Stock Fund shall be managed pursuant to this statement of intent unless the Company or, in the event a Ford Stock Fund Manager is appointed in accordance with Paragraph XX hereof, the Ford Stock Fund Manager, using an abuse of discretion standard, determines from reliable public information, that there is a serious question concerning the Company's short term viability as a going concern.

(b)   Investments

For each member who elects pursuant to Paragraph VII to have Tax-Efficient Savings Contributions and/or After-Tax Savings Contributions invested in the Ford Stock Fund or for whom a transfer is made to the Ford Stock Fund as provided in Paragraph VIII hereof, the Trustee shall invest the sums so to be invested or transferred in accordance with instructions of a person, company, corporation or other organization appointed by the Company. The Trustee may be appointed for such purpose.

Investments shall be made exclusively in shares of Company stock except a small portion shall be invested in short-term investments to provide liquidity for daily activity. It is expected that about one to two percent of the Fund will be held in short-term investments, but the percentage may be higher or lower, depending upon the expected liquidity requirements of the Fund.

Investments of all or a portion of Ford Stock Fund assets may be made in any common, collective or commingled fund when, in the opinion of the Trustee, such investments are consistent with the objective of the Ford Stock Fund.

(c)   Ford Stock Fund Units

Members shall have no ownership in any particular asset of the Ford Stock Fund. The Trustee shall be the sole owner of all Ford Stock Fund assets. Proportionate interests in the Ford Stock Fund shall be expressed in Ford Stock Fund Units. All Ford Stock Fund Units shall be of equal value and no Ford Stock Fund Unit shall have priority or preference over any other. Ford Stock Units shall be credited by the Trustee to accounts of members as of each valuation date.

(d)  Ford Stock Fund Unit Prices

The term “Ford Stock Fund Unit Price,” as used herein, shall mean the value in money of an individual Ford Stock Fund Unit expressed to the nearest cent. The Ford Stock Fund Unit Price as of October 1, 1995 was $10.00, as determined by the Committee. The number of Ford Stock Fund Units as of October 1, 1995 was determined by dividing the market value of shares of Company stock and cash received by the Trustee for investment in the Ford Stock Fund by such Ford Stock Fund Unit Price. Thereafter, the Ford Stock Fund Unit Price shall be redetermined at the end of each business day that is a trading day of the New York Stock Exchange. The Ford Stock Fund Unit Price for each such business day shall be determined by dividing the net asset value of the Ford Stock Fund on such business day by the number of Ford Stock Fund Units outstanding on such business day. Ford Stock Fund Unit Prices shall be determined before giving effect to any distribution or withdrawal and before crediting contributions to members’ accounts effective as of any such business day. Net asset value of the Ford Stock Fund shall be computed as follows:

(i)   Company stock shall be valued at the closing price on the New York Stock Exchange on such business day, or, if no sales were made on that date, at the closing price on the next preceding day on which sales were made.

(ii)   All other assets of the Ford Stock Fund, including any interest in a common, collective or commingled fund, shall be valued at the fair market value as of the close of business on the valuation date. Fair market value shall be determined by the Trustee in the reasonable exercise of its discretion, taking into account values supplied by a generally accepted pricing or quotation service or quotations furnished by one or more reputable sources, such as securities dealers, brokers, or investment bankers, values of comparable property, appraisals or other relevant information and, in the case of a common, collective or commingled fund, fair market value shall be the unit value of such fund for a date the same as the valuation date, or as close thereto as practicable.

(iii)   Ford Stock Fund Units credited to members’ accounts with respect to After-Tax Savings Contributions and Tax-Efficient Savings Contributions (including Catch-Up Contributions) made during any month shall be credited at the Ford Stock Fund Unit Price determined as of the close of business on the day that such contributions are received by the Trustee. Ford Stock Fund Units withdrawn or distributed shall be valued at the Ford Stock Fund Unit Price at the close of business on the day coinciding with the effective date of such withdrawal or distribution.

(iv) Investment transactions, income and any expenses chargeable to the Ford Stock Fund will be accounted for on an accrual basis.

(e)   Distribution and Withdrawal From Ford Stock Fund

The cash value of assets in the Ford Stock Fund shall be distributed to members or may be withdrawn by members only in accordance with Paragraphs X and XII hereof. All distributions and withdrawals shall be in cash, except that a member making a withdrawal or receiving a distribution may direct the Trustee to make such withdrawal or distribution in the form of whole shares of Company stock, based on the closing price on the New York Stock Exchange on the effective date of such withdrawal or distribution.

(f)   Registered Name

Securities held in the Ford Stock Fund may be registered in the name of the Trustee or its nominee.

(g)   Commissions Charged to the Plan

No commission shall be charged to the Plan or any trust under the Plan in connection with any acquisition by the Plan of Company Stock from the Company, whether by cash purchase, exchange, conversion or otherwise.

(h)   Exchanges Into or Out of the Ford Stock Fund

Effective June 1, 2000, members may exchange into or out of the Ford Stock Fund no more than five (5) times in a calendar month. Effective December 1, 2004, a Member may exchange out of the Ford Stock Fund at any time; transfers into the Ford stock Fund are limited to five (5) times in a given month.